VEON acknowledges GTH statement regarding tax claims Amsterdam, 30 May 2019 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), acknowledges a statement made by its subsidiary Global Telecom Holding S.A.E. (“GTH”), approximately 57 percent owned by VEON, on recent media comments concerning outstanding tax liabilities in Egypt. GTH has confirmed that it is in discussions with Egyptian authorities regarding certain tax claims. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. For more information visit: http://www.veon.com Disclaimer This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts and include statements regarding the settlement of certain tax claims. Forward-looking statements involve inherent risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and VEON expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement. Contact information VEON Investor Relations Alex Kazbegi ir@veon.com Tel: +31 20 79 77 200 Media and Public Relations Kieran Toohey pr@veon.com Tel: +31 20 79 77 200